SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tarsus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

87650L103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87650L103

1.	Names of Reporting Persons Michael Ackermann
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,467,020(1)
	6.	Shared Voting Power None.
	7.	Sole Dispositive Power 1,467,020(1)
	8.	Shared Dispositive Power None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,020(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.07%(1)(2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 1,228,924 shares of Common Stock held directly by Micahel Ackermann, and (ii) 238,096 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2020 held directly by Dr. Ackermann.

(2)

Based on 20,499,801 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer to Dr. Ackermann, plus the number of shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2020 held directly by Dr. Ackermann.

Item 1(a).	Name of Issuer: Tarsus Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15440 Laguna Canyon Road, Suite 160

Irvine, California 92618

Item 2(a).	Name of Person Filing:

Michael Ackermann

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

15440 Laguna Canyon Road, Suite 160

Irvine, California 92618

Item 2(c).	Citizenship:

Michael Ackermann – United States

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 per share.

Item 2(e).	CUSIP Number: 87650L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

See Row 9 of cover page for each Reporting Person.

(i)	Sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Identification and Classification of Members of the Group

Not applicable.

Item 8.	Notice of Dissolution of a Group

Not applicable.

Item 9.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

MICHAEL ACKERMANN

By	/s/ Michael Ackermann
Name: Michael Ackermann